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[ANDREWS KURTH LOGO]                                  600 Travis, Suite 4200
                                                      Houston, Texas 77002
                                                      713.220.4200 Phone
                                                      713.220.4285 Fax
                                                      andrewskurth.com

                                                      William Mark Young
                                                      713.220.4323 Phone
                                                      713.238.7111 Fax
                                                      markyoung@andrewskurth.com

                                 July 23, 2007


Mr. Ade K. Heylinger
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

     Re:     Arbinet-thexchange, Inc.
             Schedule 13D filed by Karen Singer on March 16, 2007, as Amended File No. 5-80439



Dear Mr. Heylinger:

     Karen Singer received a letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated July 17, 2007 (the "Comment Letter"), with respect to the above captioned filing (the "13D") concerning Arbinet-thexchange, Inc. (the "Company"). On behalf of Ms. Singer, we are providing this response to the Comment Letter.

     To begin with, I would like to thank you for taking time out of your busy schedule to speak to me and my partner Spence Barasch about this comment letter on the phone. Your clarifications of the comments were very helpful.

     For your convenience, we have repeated the comments as set forth in the Comment Letter below in italics. Ms. Singer's response to each comment is set forth immediately below the text of the applicable comment.

1. We note the references to your "investment advisor" and other "advisor" in the Schedule 13D and in the attached correspondence. Please advise whether you gave any consideration to whether such advisors are beneficial owners of the shares subject to the schedule or should otherwise be identified in the Schedule. See Rule 13d-3. Further, please note that Item 6 would require a description of any contracts, arrangements, understandings, or relationships with respect to the shares. Accordingly, to the extent




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Mr. Ade K. Heylinger
July 23, 2007
Page 2


      you have any such arrangements or understandings with your advisors, they should be described.

Response:
---------

      The references to "investment advisor" and "advisor" to which the Staff refers appear in the letters dated April 3, 2007 and June 18, 2007, respectively, which were filed as exhibits to the 13D. The use of these terms in these letters was not intended by Ms. Singer in any technical sense (such as those given to these terms under the federal securities laws), but were meant only informally to refer to Ms. Singer's representative who held discussions on her behalf with management of the Company regarding the matters described in these letters. This representative was Ms. Singer's husband.

      Rule 13d-3(a) states that "a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

          1. Voting power which includes the power to vote, or to direct the voting of, such security; and/or,

          2. Investment power which includes the power to dispose, or to direct the disposition of, such security."

      Under the terms of the trust documents for the Singer Children's Management Trust, Ms. Singer has sole voting power and sole investment power, as such terms are used in Rule 13d-3, with respect to the shares that are the subject of the 13D. Ms. Singer's husband does not have any voting power or investment power with respect to such shares, and therefore Ms. Singer's husband is not a beneficial owner of the subject shares. Therefore, Ms. Singer's husband was not, and is not required to be, identified in the 13D. Ms. Singer's husband does not receive any compensation for acting as a representative of Ms. Singer in this matter. There are no contracts, arrangements, understandings or relationships between Ms. Singer and her husband with respect to the subject shares, and therefore no disclosure of any such arrangements or understandings was provided in the 13D.

2. We note the letters to the company filed as exhibits to your Schedule 13D as amended. The assertions in the letter go beyond the disclosure required by Item 4 and Item 7 of Schedule 13D. What consideration have you given to whether the letters are a solicitation pursuant to Rule 14a-1(1)(iii) of Regulation 14A and, accordingly, should be filed pursuant to Rule 14a-12 of Regulation 14A? Further, please advise whether you have engaged in discussion with other shareholders in connection with the content of the letters and, if so, whether you have any agreements to act together in connection with the subject shares. See Rule 13d-5(b).


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Mr. Ade K. Heylinger
July 23, 2007
Page 3


Response:
---------

      To begin with, we must respectfully disagree with the Staff's position that the assertions in the letters filed as exhibits to the Schedule 13D "go beyond the disclosure required by Item 4 and 7 of Schedule 13D." The letters describe Ms. Singer's plans relating to a potential change in the Company's present board of directors as required to be disclosed by Item 4d of Schedule 13D and to a possible extraordinary corporate transaction or sale of assets as required to be disclosed by Item 4b and 4c of
      Schedule 13D. Item 7 of Schedule 13D requires that a copy of any "plans or proposals" relating to items disclosed in Item 4 be filed as exhibits. We believe that filing copies of these letters is not merely full and complete disclosure, but is required by Schedule 13D.

      "Solicitation" is defined in Rule 14a-1(l)(iii) to include "the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy." Ms. Singer had not, at the time such letters were written and filed as exhibits to the 13D, made the decision regarding whether she was going to propose the election of her nominees for election as directors of the Company. She had previously provided notice to the Company of the identity of the nominees solely to comply with the requirements of the Company's bylaws in order to enable her to nominate these persons for election as directors at the Company's annual meeting should she not be able otherwise to satisfy her concerns regarding her investment in the Company. These letters were provided to the Company, not to security holders, and were merely filed as exhibits to the 13D as required by the Commission's rules. As a result, Ms. Singer's letters were not designed to result in the procurement of any proxies. As a consequence, we do not believe that the letters to the Company were "other communications to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy," and therefore were not required to be filed pursuant to Rule 14a-12.

      Ms. Singer's representative did engage in general discussions with a small number of other stockholders of the Company regarding her belief that the Company was undervalued and that value could potentially be realized through the possible implementation of her plans described in the letters filed as exhibits to the 13D. These general discussions, however, were not intended, nor reasonably calculated, to result in the procurement of proxies to vote for these matters. Accordingly, these discussions were not solicitations within the meaning of the proxy rules. Ms. Singer has no agreement or understanding with any other stockholders of the Company to act together with them for any of the purposes described in Rule 13d-5(b)(1), and therefore is not part of any "group" as such term is used in the rules under Section 13(d) with respect to the subject shares.

     We also hereby advise the Staff that on July 13, 2007, Ms. Singer entered into a Settlement and Standstill Agreement with the Company pursuant to which, among other things, the Company agreed to increase the size of its board of directors and appoint the persons who Ms. Singer had considered nominating as directors to fill the vacancies created by such increase, and Ms. Singer agreed with the Company to vote the subject shares in favor of the Company's



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Mr. Ade K. Heylinger
July 23, 2007
Page 4


nominees for election as director at the coming annual meeting. The Company filed a Current Report on Form 8-K dated July 16, 2007, with the Commission disclosing this agreement and other agreements that the Company entered into with other, unrelated stockholders. Ms. Singer is filing an amendment to the 13D to disclose the Settlement and Standstill Agreement that she entered into with the Company. There is no agreement or understanding between Ms. Singer and any of the other stockholders of the Company who entered into the other agreements disclosed in the Company's Form 8-K relating to the subject shares, and, therefore, the amendment to the 13D will continue to be an individual filing by Ms. Singer and not a group filing.

     As required by the Comment Letter, Ms. Singer acknowledges that she is responsible for the adequacy and accuracy of the disclosure in the 13D, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 13D, and that Ms. Singer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions that you have with respect to the foregoing to
W. Mark Young at (713) 220-4323 or Spencer Barasch at (214) 659-4685.

                                   Sincerely,

                                   /s/ William Mark Young

                                   William Mark Young



cc: Pam Carmody, Special Counsel (Securities and Exchange Commission) Ms. Karen Singer
     Spencer Barasch [firm]